Exhibit 99

IMMEDIATE	12 MAY 2005

THREE MONTHS RESULTS TO 31 MARCH 2005

Strong improvement in Group results
•	Operating result of £160m - an increase of 95% on Q1 2004(1).
•	Profit after tax of £122m - up from £44m in Q1 2004(1).
•	Net written premiums of £1.5bn (Q1 2004(1): £1.2bn).
•	Ongoing business combined operating ratio (COR) of 91.2% (Q1 2004(1): 94.2%).
•	Group COR of 94.8% (Q1 2004(1): 101.0%).

Good performance from Core Group
•	UK COR of 94.3% - strong commercial and personal results (Q1 2004(1): 98.2%).
•	Good Scandinavian result - COR of 88.4% (Q1 2004(1): 90.6%).
•	International shows continued strength with a COR of 97.0% (Q1 2004(1): 98.8%).

Delivering on our key priorities
•	Group’s US exposure reduced.
•	Good growth in our Scandinavian and International businesses.
•	Operational improvement programme has delivered annualised expense savings of over £200m.
•	Bridget McIntyre appointed as UK Chief Executive.
•	Subordinated debt returned to investment grade by Moody’s.

	3 Months	3 Months	Movement
	2005	2004(1)
Revenue
Net written premiums	£1,492m	£1,203m	+24%

Combined Ratios
- Ongoing business (2)	91.2%	94.2%	3.0pts
- Overall	94.8%	101.0%	6.2pts

Operating result (3)	£160m	£82m	+95%
Profit after tax (3)	£122m	£44m	+177%

Operating earnings per share for Core Group (4)	3.2p	2.3p	+39%
Earnings per share - Basic	3.6p	0.9p	+300%

Balance sheet	31 March	31 December
	2005	2004(1)

Shareholders' funds	£2,411m	£2,321m	+4%
Net asset value per share (pre IAS 19)	96p	95p	+1%

Andy Haste, Group Chief Executive of Royal & Sun Alliance Insurance Group plc, commented:

“It has been a strong start to the year. Our net written premiums, operating result and profit after tax have all increased significantly over the last year and we’ve delivered good performances from each of our core businesses. Our results reflect the quality of the portfolio, the benefits of our operational improvement programme and our focus on maintaining underwriting and claims disciplines.”

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For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Mobile: +44 (0) 7834 005589	Mobile: +44 (0) 20 7834 005605

Julius Duncan
Tel: +44 (0) 20 7251 3801
Mobile: +44 (0) 7970 407394

Important Disclaimer
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives; financial results; restructuring plans, our expense savings, completion of disposals, losses related to the US financial enhancement products, capital and solvency requirements in the UK, regulatory position in the US, effect of litigation on the Company’s financial position, delays in claims notifications for asbestos and environmental claims and adverse claims development on long tail business and court judgments. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

(1)	All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35).
(2)	Ongoing business in 2004 includes UK, Scandinavia and International businesses with the exception of Financial Solutions, Inwards Reinsurance and DMI in the UK and France. Ongoing business in 2005 is as 2004 but also excludes Japan.
(3)	For a reconciliation of operating result to profit after tax see page 7.
(4)	Operating earnings per share is calculated on the Core Group operating result after interest, related tax and minority interests in relation to the weighted average number of shares in the period (excluding those held in ESOP trusts).

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CEO REVIEW

It has been a strong start to the year, with good performances from all our core businesses. The operating result of £160m is almost double that of last year. Profit after tax is £122m, an improvement of £78m on Q1 2004*. Net written premiums increased by £289m to £1.5bn, reflecting the recapture of the Munich Re quota share and underlying growth in Scandinavia, Johnson (Canada), Latin America and Italy. The increase also included a benefit from a timing difference relating to the Munich Re portfolio transfer, which impacted net written premiums in 2004 by £156m. Excluding this timing difference, underlying growth in net written premiums was 7%. The total Group COR is 94.8%, an improvement of over six points on Q1 last year (Q1 2004: 101.0%). The ongoing COR of 91.2% is also significantly ahead of last year’s 94.2%.

Business Performance

We set out below the combined operating ratios of our main businesses:

	Q1 2005	Q1 2004*	Movement
	%	%	points

UK Personal	98.8	98.5	(0.3)
UK Commercial	91.9	98.7	6.8

UK Total	94.3	98.2	3.9
Scandinavia	88.4	90.6	2.2
International	97.0	98.8	1.8

Core Group	91.8	95.7	3.9

Group	94.8	101.0	6.2

Ongoing	91.2	94.2	3.0

Our UK, Scandinavian and International businesses again achieved excellent CORs, well below 100% for the quarter and almost a four point improvement over Q1 last year. These results have been achieved while continuing to strengthen the Group’s reserves and after absorbing a number of large losses during the quarter. The result also reflects the management actions taken to restructure the Group and the benefits of our operational improvement programme. Across the Group this programme has now achieved annualised expense savings of over £200m and we remain confident of reaching our £270m target.

As anticipated, the ratings environment continues to be mixed, with differences by geography and business line. Through the operational improvement programme, the business has stronger underwriting and claims disciplines, better targeted portfolio selection and good business retention. This has enabled us to selectively write new business and retain key accounts. However, we remain committed to achieving technical price and will sacrifice volume for profit to maintain the quality of our portfolio.

In the US we continue to derisk the business. During the quarter we reduced open claims by 11% and collected a further $244m of reinsurance. We also reached a settlement with PNC Bank in the ongoing Student Finance litigation, reducing our exposure by $129m, and reduced our collateralised debt obligations (CDO) exposure by $437m having now settled all but two of the CDOs. The sale process of our non standard auto business is proceeding as planned.

Management actions, combined with our strengthened capital position, have been reflected in the recent decision by Moody’s to upgrade the Group’s credit rating, returning our subordinated debt to investment grade.

As announced on the 4th of May, we have appointed Bridget McIntyre as our new UK Chief Executive. Her appointment follows Duncan Boyle’s decision to retire from the role after 32 years with Royal & SunAlliance. Duncan led the turnaround and return to profitability of the UK business and has made an enormous contribution to the Group. Bridget’s track record in the sector and proven ability to drive through change and deliver growth, make her the ideal choice to take the UK business to its next stage.

Summary

Despite a mixed ratings environment, these results demonstrate the benefits of a well balanced portfolio with strong underwriting and claims disciplines. We have made a good start to the year and through management actions taken we are confident of meeting our targets and delivering sustainable returns.

Andy Haste, Group CEO
Royal & Sun Alliance Insurance Group plc

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

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OPERATIONS REVIEW

Accounting Basis

We have successfully completed the transition from UK GAAP to the anticipated International Financial Reporting Standards (IFRS). Certain standards followed by the Group have yet to be endorsed by the European Union. The Q1 2005 result and 2004 comparatives have been prepared in accordance with the new accounting policies which we intend to adopt in preparation of the annual financial statements. While this does not affect how the business is run, it involves changes to the balance sheet and the structure of the income statement. The 2004 operating result has also been adjusted to reflect the reclassification of our life businesses, which is now reported as a discontinued operation.

Operating Result

The operating result for the quarter was a profit of £160m (Q1 2004*: £82m), with a Group COR, including the US, of 94.8% (Q1 2004: 101%). Despite a number of large losses, our ongoing businesses achieved a COR of 91.2%. This improvement of three points on last year (Q1 2004: 94.2%) was achieved while strengthening the Group’s reserves. Our operational improvement programme is continuing to produce good results. We have now delivered annualised expense savings of over £200m and remain confident of reaching our £270m target. To date we have incurred reorganisation costs of £245m of the £300m total.

The table below presents the key financials analysed between the Core Group (UK, Scandinavia and International) and the US operation.

	Core Group			US	Group
	Q1 2005	Q1 2004*	Q1 2005	Q1 2004*	Q1 2005	Q1 2004*

Operating result (£m)	178	115	(18)	(33)	160	82
Profit after tax (£m)	145	83	(23)	(39)	122	44
Shareholders' funds (£bn)	2.0	1.9	0.4	0.7	2.4	2.6
Operating EPS (pence)	3.2	2.3	-	-	-	-
Basic EPS (pence)	-	-	-	-	3.6	0.9

Core Group

UK
The UK produced strong results with an overall combined ratio of 94.3% (Q1 2004: 98.2%). The insurance result was £117m (Q1 2004: £72m). The underwriting profit for the quarter was £33m (Q1 2004: £2m). Net written premiums of £653m were up 2% on the same period in 2004, with UK Personal achieving 6% growth and UK Commercial broadly flat.

Commercial
UK Commercial delivered a COR of 91.9%, almost a seven point improvement on the 98.7% achieved in Q1 2004. The underwriting profit was £31m, an improvement of £27m on prior year. This good performance is underlined by the quality of the portfolio and our continued focus on operating excellence within claims.

Commercial property produced a COR of 86.8% (Q1 2004: 85.6%) with improved underlying claims performance offset by weather losses of £24m, including the January floods in Carlisle. Commercial casualty improved its COR by almost six points on Q1 2004 to 101.2%, through strong claims performance. Commercial motor achieved a COR of 83.2%, an excellent performance compared with the COR of 96.8% in Q1 last year.

Personal
UK Personal delivered another quarter of sub 100% performance, with a COR of 98.8%, (Q1 2004: 98.5%). The household result was particularly strong with a COR of 95.3% (Q1 2004: 97.7%). The motor result produced a COR of 104.3%, which included the adverse impact of a single large claim.

MORE TH>N delivered 14% net written premium growth on Q1 2004 to £112m and increased its motor website sales by 113%. MORE TH>N achieved a COR of 98.0% (Q1 2004: 101.9%), reduced its expense ratio from 27.1% in Q1 2004 to 25.5% and is making good progress towards meeting its target expense level.

Scandinavia
In Scandinavia, net written premiums were up 14% on Q1 2004 to £489m. This reflects the recapture of the Munich Re quota share, good underlying growth and a strong performance in its key renewal season. The COR of 88.4% is a 2.2 point improvement on last year and reflects a £6m improvement in the underwriting result to £20m, despite the impact of heavy storms in January. The insurance result was £51m (Q1 2004: £36m).

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

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The Commercial COR improved by over three points to 82.9%, while Personal has improved one point to 94.2%. These strong results reflect the operational improvements, the focus on underwriting disciplines and the benefits of maintaining a low cost operating platform.

We continue to target profitable growth opportunities and recently reached an agreement to acquire Topdanmark’s marine portfolio which consolidates our number one position in Danish marine.

International
In International, net written premiums of £301m were up nearly 8% on Q1 2004*, reflecting the recapture of the Munich Re quota share and strong performances in Johnson (Canada), Latin America and Italy. International produced a first quarter COR of 97.0% (Q1 2004: 98.8%) and an underwriting result of £13m (Q1 2004: £7m). All major regions delivered a sub 100% combined ratio, reflecting the underlying quality of the businesses and the positive impact of the operational improvements and expense initiatives. The insurance result was £48m (Q1 2004: £34m).

Canada made an underwriting profit of £6m (Q1 2004: £nil), while the COR of 98.5% was a 3.5 point improvement on Q1 last year. Our direct business, Johnson, has continued to deliver strong top and bottom line performance through organic growth and portfolio acquisitions. In Ireland our operational improvement programme led to a halving of claims leakage since Q1 2004.

In Latin America net written premiums of £51m were up 24% on Q1 2004. We generated strong growth in our target markets of Brazil and Mexico, which represent 50% of our Latin American portfolio. The Q1 COR of 97.7% for Latin America was achieved despite a high incidence of large losses.

During the quarter we also completed the disposal of our Japanese operation, which generated a profit on sale of almost £60m.

US
We have made good progress in the US and continue to reduce the Group’s exposure, although the US operation remains exposed to a number of risks and uncertainties. In the quarter we reduced staff headcount by 9%, open claims by 11% and collected reinsurance of $244m. In April, we reached a legal settlement with PNC Bank, one of the plaintiffs in the ongoing Student Finance case. This has reduced our exposure by $129m and has no net impact on the Group’s results. Since the start of the year we have also reduced our CDO exposure by $437m and as at May 2005, have only two such contracts outstanding which are carried at fair value in the balance sheet in accordance with IAS 39.

The COR for non standard auto was 90.2%, a 0.7 point improvement on Q1 2004. The sale process of non standard auto, announced in March, is progressing as planned.

Investment Result

The investment result of £174m was up £37m on the same period in 2004. This includes investment income of £147m, up £25m on Q1 2004. The increase primarily reflects an improvement of 0.4 points in the average yield to 3.9% and the return on the proceeds arising from the disposal of the life businesses in the second half of 2004. Realised gains were £30m (Q1 2004: £36m). Unrealised gains were £9m and primarily relate to improvements in the market value of our investment property portfolio.

	3 Months	3 Months
	2005	2004*
	Investment	Investment
	result	result
	£m	£m

Land & buildings	3	4
Equities	17	14
Bonds	104	86
Cash and cash equivalents	12	6
Other	11	12

Investment income	147	122

Realised gains	30	36
Unrealised gains, impairment and foreign exchange	10	(7)
Unwind of discount	(13)	(14)

Investment result	174	137

As at 31 March 2005 unrealised gains in the balance sheet were £473m.

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

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Other Activities Result

The analysis of the other activities result is as follows:

	3 Months	3 Months	12 Months
	2005	2004*	2004*
	£m	£m	£m

Non-insurance activities	(2)	(4)	1
Non-insurance derivatives	-	15	75
Associates	1	9	12
Central expenses	(23)	(20)	(86)
Investment expenses & charges	(15)	(11)	(58)

Other activities	(39)	(11)	(56)

The result from other activities for the first three months was £39m (Q1 2004: £11m). The increase on prior period reflects lower associate income following the sale of Mutual & Federal (South Africa) in Q2 2004, which in Q1 2004 delivered an £8m profit, while the 2004 result also included a £15m positive contribution from the movement in the non-insurance derivatives under IAS 39; the net impact in 2005 is zero. In addition, central expenses were marginally up as a consequence of increased spend on regulatory and capital projects.

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

RATING MOVEMENTS

Rate movements achieved for risks renewing in March 2005 versus comparable risks renewing in March 2004 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%

UK	3	5	(6)	(5)	(4)
Canada	(4)	(3)	(3)	1	(2)
Scandinavia	5	5	4	5	-

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CONSOLIDATED INCOME STATEMENT

MANAGEMENT BASIS

	3 Months	3 Months	12 Months
	2005	2004*	2004*
	£m	£m	£m

Net written premiums	1,492	1,203	5,082

Underwriting result	25	(44)	(277)

Investment income	147	122	551
Realised gains	30	36	113
Unrealised gains/(losses), impairments and foreign exchange	10	(7)	(2)
Unwind of discount	(13)	(14)	(71)
Investment result	174	137	591

Insurance result	199	93	314

Other activities	(39)	(11)	(56)

Operating result	160	82	258

Total interest costs	(24)	(12)	(89)
Amortisation	(4)	(4)	(22)
Reorganisation costs	(7)	(11)	(118)
Profit/(loss) on disposals	60	(2)	(109)
Discontinued life	-	27	104

Profit before tax	185	80	24
Taxation	(63)	(36)	(114)

Profit/(loss) after tax	122	44	(90)

Earnings per share attributable to the ordinary shareholders of the Company during the period

Basic	3.6	p	0.9	p	(5.0	)p
Diluted	3.6	p	0.9	p	(5.0	)p

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

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SUMMARY CONSOLIDATED BALANCE SHEET

	31 March	31 March	31 December
	2005	2004*	2004*
	£m	£m	£m
Assets
Goodwill and intangible assets	294	253	290
Property and equipment	463	423	450
Total investments	13,445	11,204	13,627
Reinsurers' share of insurance contract liabilities	4,285	5,273	4,424
Insurance and reinsurance debtors	2,766	2,829	2,695
Other debtors and other assets	1,521	2,172	1,323
Cash and cash equivalents	1,968	2,737	1,881

Assets associated with continuing business	24,742	24,891	24,690
Assets associated with discontinued business	-	30,037	-

Total assets	24,742	54,928	24,690

Equity, reserves and liabilities

Equity and reserves
Shareholders' funds	2,411	2,634	2,321
Minority interests	370	345	368

Total equity and reserves	2,781	2,979	2,689
Dated loan capital	1,045	726	1,051

Total equity, reserves and dated loan capital	3,826	3,705	3,740

Liabilities
Insurance contract liabilities	17,106	18,343	17,312
Insurance and reinsurance liabilities	750	825	782
Borrowings	351	451	348
Provisions and other liabilities	2,709	2,799	2,508

Liabilities associated with continuing business	20,916	22,418	20,950
Liabilities associated with discontinued business	-	28,805	-

Total liabilities	20,916	51,223	20,950

Total equity, reserves and liabilities	24,742	54,928	24,690

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

These consolidated interim condensed financial statements have been approved for issue by the Board of Directors on 11th May 2005.

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MOVEMENT IN NET ASSETS

	Total Shareholders'	Minority	Dated Loan	Net Assets
	Funds	Interest	Capital
	£m	£m	£m	£m

Restated opening balance*	2,321	368	1,051	3,740

Profit after tax	105	17	-	122
Exchange losses	(11)	(8)	(6)	(25)
Fair value losses	(47)	(7)	-	(54)
Pension fund actuarial gains	41	-	-	41
Share options	2	-	-	2

Closing balance	2,411	370	1,045	3,826

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

Regulatory Capital Position

The primary regulatory capital positions for the Group are set out below:

As at	31 March	31 March	31 December
	2005	2005	2004
	Requirement	Surplus	Surplus
	£bn	£bn	£bn

IGD (Group)	1.6	0.7	0.6

ECR (RSAI plc)	2.4	0.6	0.6

Solvency 1 (RSAI plc)	1.6	1.4	1.3

The improvement in the Insurance Groups Directive surplus from £0.6bn at 31 December 2004 to £0.7bn at the 31 March 2005 is largely attributable to the favourable result for the period, which includes the profit on sale of Japan.

In addition to monitoring its regulatory capital positions, the Group is continuing to develop its ICA model. This will provide the Group with a sophisticated risk based approach to determining the amount of capital needed, based upon a detailed analysis of the Group’s underlying risks. The Group has submitted a preliminary ICA assessment to the FSA and discussions with them are ongoing. The FSA have indicated that, in line with other insurers, it will be a number of months before they finalise their review. The progress and outcome of these discussions are confidential.

In addition to determining the Group’s overall capital requirement, output from the ICA model will be integrated within the business processes and used to enhance the basis for allocating capital and pricing risk.

Net Asset Value per Share

The net asset value per share, pre IAS 19, is 96p (31 December 2004 restated: 95p). At 6 May 2005 the net asset value per share, pre IAS 19, was estimated at 98p.

Operating EPS for Core Group

The operating earnings per share for the Core Group at 31 March 2005 is 3.2p compared with 2.3p at 31 March 2004. Operating earnings per share is calculated on the Core Group operating result after interest, related tax and minority interests in relation to the weighted average number of shares in the period (excluding those held in ESOP trusts).

FURTHER INFORMATION

The full text of the above is available to the public at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site www.royalsunalliance.com. A live audiocast of the conference call, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of the slides presented during the conference call will be available on the site at 8.30am today.

The interim results 2005 to be announced on 11 August 2005.

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CONSOLIDATED INCOME STATEMENT ANALYSED BETWEEN CORE GROUP AND US OPERATION

	3 Months 2005			3 Months 2004*
	Core	US	Group	Core	US	Group
	Group			Group
	£m	£m	£m	£m	£m	£m

Net written premiums	1,448	44	1,492	1,193	10	1,203

Underwriting result	63	(38)	25	15	(59)	(44)

Investment income	119	28	147	97	25	122
Realised gains	29	1	30	35	1	36
Unrealised gains, impairments & foreign exchange	10	-	10	(6)	(1)	(7)
Unwind of discount	(8)	(5)	(13)	(7)	(7)	(14)
Investment result	150	24	174	119	18	137

Insurance result	213	(14)	199	134	(41)	93

Other activities	(35)	(4)	(39)	(19)	8	(11)

Operating result	178	(18)	160	115	(33)	82

Total interest costs	(24)	-	(24)	(12)	-	(12)
Amortisation	(2)	(2)	(4)	(2)	(2)	(4)
Reorganisation costs	(4)	(3)	(7)	(7)	(4)	(11)
Profit/(loss) on disposals	60	-	60	(2)	-	(2)
Discontinued life	-	-	-	27	-	27

Profit/(loss) before tax	208	(23)	185	119	(39)	80
Taxation	(63)	-	(63)	(36)	-	(36)

Profit/(loss) after tax	145	(23)	122	83	(39)	44

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

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REGIONAL ANALYSIS OF GENERAL INSURANCE OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Written Premiums
	2005	2004*
	£m	£m

United Kingdom	653	639
Scandinavia	489	429
International	301	280
Group Re	5	1

Core Group	1,448	1,349
United States	44	10

	1,492	1,359
Less: Quota Share Portfolio Transfer	-	(156)

Total Group	1,492	1,203

	Underwriting Result		Investment Result		Insurance Result
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	£m	£m

United Kingdom	33	2	84	70	117	72
Scandinavia	20	14	31	22	51	36
International	13	7	35	27	48	34
Group Re	(3)	(8)	-	-	(3)	(8)

Core Group	63	15	150	119	213	134
United States	(38)	(59)	24	18	(14)	(41)

Total Group	25	(44)	174	137	199	93

			Operating Ratio
		2005			2004*
	Claims	Expenses	Combined	Claims	Expenses	Combined
	%	%	%	%	%	%

United Kingdom	62.8	31.5	94.3	69.1	29.1	98.2
Scandinavia	75.6	12.8	88.4	76.3	14.3	90.6
International	63.3	33.7	97.0	65.6	33.2	98.8

Core Group	66.3	25.5	91.8	70.5	25.2	95.7
United States	134.8	50.0	184.8	88.9	112.1	201.0

Total Group	68.3	26.5	94.8	73.3	27.7	101.0

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

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REGIONAL ANALYSIS OF GENERAL INSURANCE OPERATIONS

THREE MONTHS TO 31 MARCH

	Underwriting Result			Operating Ratio
	Current Year	Prior Year	Total	Current Year	Total
	£m	£m	£m	%	%

United Kingdom	4	29	33	99.1	94.3
Scandinavia	14	6	20	90.4	88.4
International	5	8	13	99.8	97.0
Group Re	-	(3)	(3)	-	-

Core Group	23	40	63	95.2	91.8

REGIONAL ANALYSIS OF ONGOING GENERAL INSURANCE OPERATIONS

THREE MONTHS TO 31 MARCH

	Operating Ratio
		2005			2004*
	Claims	Expense	Combined	Claims	Expense	Combined
	%	%	%	%	%	%

United Kingdom	61.6	30.8	92.4	66.9	28.5	95.4
Scandinavia	75.6	12.8	88.4	76.3	14.3	90.6
International	64.1	32.9	97.0	65.3	32.5	97.8

Ongoing	66.0	25.2	91.2	69.4	24.8	94.2
Discontinued	112.6	138.8	251.4	84.1	123.5	207.6

Core Group	66.3	25.5	91.8	70.5	25.2	95.7
United States **	134.8	50.0	184.8	88.9	112.1	201.0

Total Group	68.3	26.5	94.8	73.3	27.7	101.0

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)
** The comparative has been restated to reflect the non standard auto business in the US as discontinuing

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UNITED KINGDOM GENERAL INSURANCE OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Written Premiums		Underwriting Result		Operating Ratio
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	%	%
Personal
Household	95	93	7	5	95.3	97.7
Motor	103	98	(5)	(5)	104.3	103.9
Other	11	6	-	(2)	92.6	126.2

Total UK Personal	209	197	2	(2)	98.8	98.5

Commercial
Property	183	201	27	26	86.8	85.6
Casualty	77	87	(1)	(6)	101.2	107.0
Motor	153	121	18	4	83.2	96.8
Other	31	33	(13)	(20)	142.3	151.3

Total UK Commercial	444	442	31	4	91.9	98.7

Total UK	653	639	33	2	94.3	98.2

	Underwriting Result		Investment Result		Insurance Result
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	£m	£m

Personal	2	(2)	22	20	24	18
Commercial	31	4	62	50	93	54

Total UK	33	2	84	70	117	72

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

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SCANDINAVIAN GENERAL INSURANCE OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Written Premiums		Underwriting Result		Operating Ratio
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	%	%
Personal
Denmark	85	71	1	2	91.8	91.3
Sweden	109	103	5	2	94.8	97.1
Other	10	13	-	-	103.0	96.4

Total Personal	204	187	6	4	94.2	95.2

Commercial
Denmark	161	126	8	4	81.1	87.6
Sweden	116	109	6	6	84.0	84.3
Other	8	7	-	-	110.1	103.0

Total Commercial	285	242	14	10	82.9	86.0

Total
Denmark	246	197	9	6	85.0	88.9
Sweden	225	212	11	8	90.2	91.7
Other	18	20	-	-	106.1	98.6

Total Scandinavia	489	429	20	14	88.4	90.6

	Underwriting Result		Investment Result		Insurance Result
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	£m	£m

Personal	6	4	16	11	22	15
Commercial	14	10	15	11	29	21

Total Scandinavia	20	14	31	22	51	36

Denmark	9	6	12	9	21	15
Sweden	11	8	18	13	29	21
Other	-	-	1	-	1	-

Total Scandinavia	20	14	31	22	51	36

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

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INTERNATIONAL GENERAL INSURANCE OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Written Premiums		Underwriting Result		Operating Ratio
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	%	%
Personal
Canada	83	71	4	(2)	97.8	103.9
Europe	56	54	3	3	96.2	96.5
LAC	24	18	-	-	97.2	97.9
Asia & Middle East	14	15	3	2	85.7	87.7

Total Personal	177	158	10	3	96.5	100.4

Commercial
Canada	28	28	2	2	99.7	93.9
Europe	42	45	(1)	(2)	102.7	102.9
LAC	27	23	1	2	98.8	92.4
Asia & Middle East	27	26	1	2	84.6	88.0

Total Commercial	124	122	3	4	97.0	95.6

Total
Canada	111	99	6	-	98.5	102.0
Europe	98	99	2	1	99.0	99.6
LAC	51	41	1	2	97.7	94.5
Asia & Middle East	41	41	4	4	83.6	86.8

Total International	301	280	13	7	97.0	98.8

	Underwriting Result		Investment Result		Insurance Result
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	£m	£m

Personal	10	3	17	13	27	16
Commercial	3	4	18	14	21	18

Total International	13	7	35	27	48	34

Canada	6	-	20	15	26	15
Europe	2	1	11	9	13	10
LAC	1	2	2	1	3	3
Asia & Middle East	4	4	2	2	6	6

Total International	13	7	35	27	48	34

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

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INVESTMENT RESULT BY REGION

	UK	Scandinavia	International	Core	US	Group
	£m	£m	£m	£m	£m	£m

Regional investment income	67	26	26	119	28	147
Realised gains	16	6	7	29	1	30
Unrealised gains / impairments	6	2	2	10	-	10
Unwind of discount	(5)	(3)	-	(8)	(5)	(13)

Investment result	84	31	35	150	24	174

The investment result is reported on an actual basis for the Core Group and US operation. For the Core Group, the investment income is then allocated to the regions based on technical reserves, working capital and the local regulatory capital requirements. Realised gains, unrealised gains and impairment losses are allocated with reference to the above amounts. The unwind of discount is attributed on an actual basis.

EXCHANGE RATES

£/local currency	Q1 2005		Q1 2004		Year 2004
	Average	Closing	Average	Closing	Average	Closing

US Dollar	1.89	1.89	1.83	1.84	1.83	1.92
Canadian Dollar	2.32	2.29	2.42	2.42	2.38	2.30
Danish Kroner	10.74	10.83	10.93	11.13	10.96	10.51

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction
One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks and the provision for outstanding claims. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques
In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, legislative changes, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed
•	development of earlier years;
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to close scrutiny both within our business units and at Group Corporate Centre. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

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The pension asset and pension and post retirement liabilities are calculated in accordance with International Accounting Standard 19 (IAS19). The assets, liabilities, and income statement charge, calculated in accordance with IAS19, are sensitive to the assumptions made, including inflation, interest rate, investment return and mortality.

Uncertainties and contingencies
The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	uncertainty as to the extent of policy coverage and limits applicable;
•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring; and
•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Asbestos and environmental claims
The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;
•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;
•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;
•	the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later (for example, cases of mesothelioma can have a latent period of up to 40 years);
•	inadequate development patterns;
•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;
•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;
•	the tendency for social trends and factors to influence jury verdicts; and
•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

The position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

Added to this, there is also the possibility of federal legislation that would address asbestos related problems. Senate Bill 852, an amended version of Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act), was introduced in April 2005 by Senate Judiciary Committee Chair Arlen Specter. The amended bill includes establishing a privately financed trust fund to provide payments to individuals with asbestos related illnesses and removal of asbestos claims from the tort litigation system for the duration of the fund. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault trust fund to be administered by the US Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

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Prospects for the passage of some form of asbestos reform are higher than they have been in recent years but there are concerns that the bill contains several severe loopholes which would allow cases to revert to the tort system at various points of the trust fund’s life. This would undermine the certainty and finality that insurers and manufacturers/defendants seek.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of litigation.

Representations and warranties
In the course of disposal of businesses the Group provides representations and warranties to counterparties in contracts in connection with various transactions and may also provide indemnifications that protect the counterparties to the contracts in the event that certain liabilities arise (covering such matters as tax, property, environmental issues, etc). While such representations, warranties and indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are customary in such contracts.

Financial enhancement products
In the UK, US and Korea the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. Further information on financial enhancement products in the US is discussed below.

US financial enhancement products
Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of financial enhancement product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts. These products are no longer written.

On the adoption of IFRS a number of these contracts were reclassified from insurance to derivative contracts and marked to their fair value. The fair value of these contracts at 31 December 2004 was a liability of $188m. During the quarter we have terminated a number of these contracts for a net pre tax gain of $7m. The fair value of the remaining two contracts was a liability of $164m at 31 March 2005, representing a $7m increase in the quarter.

At 31 March 2005 there was one remaining CDO accounted for as an insurance contract. The ultimate loss estimate for this CDO was $44m at 31 March 2005 against which we held specific provisions of $21m. Since the quarter end we have settled this exposure for a cost of $18m.

As a result of all these actions the maximum gross CDO exposure has reduced by $437m from $681m at the 2004 year end to the current $244m.

Litigation, mediation and arbitration
The Group, in common with the insurance industry in general, is subject to litigation, mediation, arbitration and regulatory inquiries in the normal course of its business. The directors do not believe that any current mediation, arbitration, regulatory inquiries and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration, regulatory inquiries and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurance
The Group is exposed to disputes on, and defects in, contract wordings and the possibility of default by its reinsurers. The Group is also exposed to the credit risk assumed in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

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Rating agencies
The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment
The regulatory environment is subject to significant change in many of the jurisdictions in which we operate. We continue to monitor the developments and react accordingly. In the UK, the Financial Services Authority (FSA) has brought into force its Integrated Prudential Sourcebook (PRU) in relation to insurers. This contains prudential rules and guidance for insurers implementing a range of capital measures, including the EU Insurance Groups Directive (IGD) as amended by the Financial Groups Directive, the Enhanced Capital Requirement (ECR) and the Individual Capital Assessment (ICA). Whilst the introduction of PRU has removed considerable uncertainty for determining the solvency requirements of UK insurance companies and groups, the Group is still anticipating further capital developments in 2005 through to 2007, in particular reaching agreement with the FSA on its ICA. Inevitably, until agreement is reached, there will be uncertainty as to the implications for Group solvency and the impact could materially increase our solvency requirements. The directors are confident that the Group will continue to meet all future regulatory capital requirements.

US regulatory capital
At year end 2004, the level of capital was reviewed in the light of the stabilisation that had been achieved and it was determined that the sale of the non standard auto business is the right action to achieve an appropriate level of capital support in the US. Year end US filings have been submitted showing a consolidated US regulatory capital and surplus position at 31 December 2004 of $1,018m, which is at approximately 1.8 times the NAIC ratio. Constructive dialogue continues with US regulators on corrective plans. The consolidated US regulatory capital and surplus position at 31 March 2005 is $967m, which is estimated to be 1.9 times the NAIC ratio (representing a shortfall of $19m to the 2 times NAIC requirement).

World Trade Center
The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001 is a gross loss in excess of £1bn, reduced to £280m net of reinsurance. This was an unprecedented event, which still has unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. The final cost may be different from the current estimate due to the uncertainty associated with the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue until April 2006. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation
In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. At 31 March 2005, the loan portfolio had a face value of approximately $501m. In mid July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed the default rate of the loans. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suits is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (MBIA) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions included Wells Fargo Bank Minnesota, NA (“Wells Fargo”), in its capacity as trustee of a number of securitisations that were collateralised by student loans, MBIA which insured the obligations issued through these securitisations and Wilmington Trust, which provided interim financing prior to securitisation. These actions are all pending in US District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. The Court granted summary judgement to MBIA and Wells Fargo on 30 September 2003 and to Wilmington Trust on 26 March 2004. Royal Indemnity appealed each of these judgements; oral arguments on the appeal were heard on 19 January 2005 and the parties await judgement.

Calculated through 31 March 2005, the total amount awarded by the foregoing summary judgements was approximately $394m consisting of $379m to MBIA and Wells Fargo and $15m to Wilmington Trust. In April 2005 PNC Bank, one of the plaintiffs in the Delaware actions, agreed to discontinue its part of the legal action following an agreed settlement.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity has filed recovery actions against certain trucking school entities and professional advisers. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

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Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

US Restructuring
Our US restructuring plans are complex and are subject to particular risks. Although we have reduced the number of lead regulatory states, our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plans in the US, including the de-pooling of certain insurance entities to facilitate the proposed sale of the non standard auto business, will be subject to the approval of a number of insurance regulators. We are engaged in constructive dialogue on our restructuring plans with the US regulators in a number of jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plans that may have a material impact on our financial condition and business prospects. Some events or transactions comprised in the restructuring plans may give rise to risks and/or liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital.

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Statutory Information

Condensed income statement	24

Summary consolidated balance sheet	25

Summary statement of recognised income and expense	26

Summary cashflow statement	26

Accounting policies	27

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CONDENSED INCOME STATEMENT

	31 March	31 March	31 December
	2005	2004*	2004*
	£m	£m	£m
Continuing operations

Total income	1,563	1,721	6,472
Total expenses	(1,415)	(1,661)	(6,368)

Results of operating activities	148	60	104

Finance costs	(24)	(12)	(89)
Profit/(loss) on disposals	60	(1)	(2)
Net share of profit after tax of associates	1	6	8

Profit before tax on continuing operations	185	53	21
Income tax expense	(63)	(34)	(84)

Profit/(loss) for the period from continuing operations	122	19	(63)

Discontinued operations
Profit/(loss) for the period from discontinued operations	-	25	(27)

Profit/(loss) for the period	122	44	(90)

Attributable to:
Equity holders of the Company	105	27	(135)
Minority interests	17	17	45

Profit/(loss) for the period	122	44	(90)

Earnings per share attributable to the ordinary shareholders of the Company during the period

Basic	3.6	p	0.9	p	(5.0	)p
Diluted	3.6	p	0.9	p	(5.0	)p

The attached notes are an integral part of these interim consolidated financial statements.

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

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SUMMARY CONSOLIDATED BALANCE SHEET

	31 March	31 March	31 December
	2005	2004*	2004*
	£m	£m	£m
Assets
Goodwill and intangible assets	294	253	290
Property and equipment	463	423	450
Total investments	13,445	11,204	13,627
Reinsurers' share of insurance contract liabilities	4,285	5,273	4,424
Insurance and reinsurance debtors	2,766	2,829	2,695
Other debtors and other assets	1,521	2,172	1,323
Cash and cash equivalents	1,968	2,737	1,881

Assets associated with continuing business	24,742	24,891	24,690
Assets associated with discontinued business	-	30,037	-

Total assets	24,742	54,928	24,690

Equity, reserves and liabilities

Equity and reserves
Shareholders' funds	2,411	2,634	2,321
Minority interests	370	345	368

Total equity and reserves	2,781	2,979	2,689
Dated loan capital	1,045	726	1,051

Total equity, reserves and dated loan capital	3,826	3,705	3,740

Liabilities
Insurance contract liabilities	17,106	18,343	17,312
Insurance and reinsurance liabilities	750	825	782
Borrowings	351	451	348
Provisions and other liabilities	2,709	2,799	2,508

Liabilities associated with continuing business	20,916	22,418	20,950
Liabilities associated with discontinued business	-	28,805	-

Total liabilities	20,916	51,223	20,950

Total equity, reserves and liabilities	24,742	54,928	24,690

The attached notes are an integral part of these interim consolidated financial statements.

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35)

These consolidated interim condensed financial statements have been approved for issue by the Board of Directors on 11th May 2005.

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SUMMARY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	3 Months	3 Months	12 Months
	2005	2004*	2004*
	£m	£m	£m

Profit/(loss) for the period	122	44	(90)

Exchange losses	(19)	(66)	(17)
Fair value (losses)/gains	(54)	36	42
Pension fund actuarial gains/(losses)	41	(6)	(71)
Net losses not recognised in income statement	(32)	(36)	(46)

Total recognised income/(expense) for the period	90	8	(136)

SUMMARY CASHFLOW STATEMENT

	3 Months	3 Months
	2005	2004*
	£m	£m

Net cashflow from operating activities	145	(211)
Net cashflows from investing activities	(55)	(330)
Net cashflows from financing activities	(1)	20

Net increase/(decrease) in cash and cash equivalents	89	(521)
Cash and cash equivalents at the beginning of the period	1,864	4,253
Effect of exchange rate changes on cash and cash equivalents	(6)	(82)

Cash and cash equivalents at the end of the period	1,947	3,650

Cash and cash equivalents (includes bank overdrafts for the purposes of the cashflow statement)	1,947	3,650
Add: bank overdrafts	21	17
Less: discontinued operations	-	(930)

Cash and cash equivalents	1,968	2,737

The attached notes are an integral part of these interim consolidated financial statements.

*All prior period comparatives are unaudited and restated in accordance with the new accounting policies (see pages 27-35).

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EXPLANATORY NOTES

ACCOUNTING POLICIES

Adoption of International Financial Reporting Standards

In common with other European listed companies, the Group is required to prepare its consolidated financial statements for the year ending 31 December 2005 in accordance with the International Financial Reporting Standards (IFRS) endorsed by the European Union. These interim consolidated condensed financial statements have been prepared in accordance with the accounting policies that are anticipated to be used in preparation of the annual financial statements. Certain standards followed by the Group have yet to be endorsed by the European Union.

The Group has accordingly restated its previously reported 2004 consolidated results and financial position. The effects of the adoption of new accounting policies which materially affected the financial statements of continuing business have been reflected within the “First time adoption of IFRS” note as set out below. The restated comparative information has not been audited.

Basis of preparation
The consolidated interim condensed financial statements are prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, investment property, Group occupied property, financial assets and financial liabilities held for trading and all derivative contracts.

Product classification
Insurance contracts are those contracts that transfer significant insurance risk at the inception of the contract. Insurance risk is transferred when an insurer agrees to compensate a policyholder if a specified uncertain future event (other than a change in a financial variable) adversely affects the policyholder. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts or derivative contracts, as appropriate.

Translation of foreign currencies
The results and financial position of all Group entities denominated in foreign currency are translated into sterling as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
•	income and expenses for each income statement are translated at average exchange rates (which represents a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates);
•	and all resulting exchange differences are recognised as a component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Other exchange differences are recognised in the income statement.

Goodwill arising on the acquisition of a foreign entity is treated as an asset of the foreign entity and translated at the closing exchange rate.

Derivative financial instruments and hedging
Derivatives are initially recognised in the balance sheet at cost (excluding transaction costs) and subsequently are remeasured at their fair value. Derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Transactions are classified as hedging transactions when the following conditions for hedge accounting can be met:

•	there is a formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge;
•	the hedge is expected to be highly effective in achieving offsetting changes in fair value or cashflows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship;
•	the effectiveness of the hedge can be reliably measured;
•	for cashflow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cashflows that could ultimately affect profit or loss;
•	the hedge is assessed on an ongoing basis and determined to have been highly effective.

Dated loan capital is hedged against the net investment in foreign entities. The effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the underlying hedged item is derecognised.

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Taxation
Taxation in the income statement is based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. UK tax in respect of overseas subsidiaries and principal associated undertakings is recognised as an expense in the year in which the profits arise, except where the remittance of earnings can be controlled and it is possible that remittance will not take place in the foreseeable future, in which case UK tax is based on dividends received.

Deferred tax is provided in full using the liability method on temporary differences arising between the tax bases of assets and liabilities and the carrying amounts in the financial statements. Credit is taken for relief for trading and other losses to the extent that it is probable that future taxable profit will be available against which these losses can be utilised.

Goodwill and intangible assets
Goodwill, being the difference between the cost of a business acquisition and the acquirer’s interest in the net fair value of the identifiable assets and liabilities acquired, is initially capitalised in the balance sheet at cost and is subsequently recognised at cost less accumulated impairment losses. The cost of the acquisition is the amount of cash paid and the fair value of other purchase consideration given together with associated expenses. Goodwill is subject to an impairment review at least annually. If there are indications of impairment, the recoverable amount is determined. Where the carrying amount is more than the recoverable amount, an impairment is recognised.

When calculating the goodwill arising on an acquisition, claims provisions are discounted to present value. Immediately following the acquisition, the claims reserves are valued at full nominal value. This increase in liabilities is matched by the recognition of an “intangible asset arising from acquired claims provisions”, representing the present value of future investment income implicit in the claims discount. The intangible asset is amortised over the expected run off period and is subject to the liability adequacy test.

Expenditure that increases the future economic benefits arising from computer software in excess of its standard of performance assessed immediately before the expenditure was made, is recognised as an intangible asset and amortised using the straight line method.

Property and equipment
Property and equipment comprise Group occupied land and buildings, fixtures, fittings and equipment (including computer hardware and motor vehicles). These assets are depreciated over periods not exceeding their estimated useful life after taking into account residual values.

Group occupied property is stated at fair value, less subsequent depreciation for buildings. All other assets are stated at depreciated cost. Fair value movements are recorded in equity.

Fair value is based on current prices in an active market for similar property in the same location and condition and subject to similar contractual terms of ownership. Valuations are performed by external professionally qualified valuation surveyors on at least an annual basis, with reference to current market conditions.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Investments
Investments are recognised on the balance sheet when the Group becomes entitled to the risks and rewards of an individual investment and derecognised when this interest ceases.

Financial assets
On initial recognition of an investment, it is categorised as an available for sale financial asset. On subsequent measurement, investments are measured at fair value with changes in fair value recognised in equity. Where the cumulative changes recognised in equity represent an unrealised loss the individual asset or group of assets is reviewed to test whether an indication of impairment exists.

Securities whose fair values are readily determined and where the decline in the market price is not temporary in nature, the unrealised loss charged to equity is reclassified to realised losses for the year.

If the fair value of a previously impaired debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed and the reversal recognised in the income statement. Impairment losses on equity investments are not reversed through the income statement.

Investment income is recognised in the income statement. Dividends on equity investments are recognised on the date at which the investment is priced “ex dividend”. Interest income is recognised using the effective interest method. Unrealised gains and losses on available for sale investments are recognised directly in equity, except for impairment losses and foreign exchange gains and losses on monetary items (which are recognised in the income statement). On derecognition of an investment, the cumulative gain or loss previously recognised in equity is recognised in the income statement.

Assets received as collateral under stock lending arrangements are recognised together with the related liability to repay the amounts received.

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Investment property
Investment property, comprising freehold and leasehold land and buildings, is held for long term rental yields and is not occupied by the Group.

Investment property is recorded at fair value, measured by independent professionally qualified valuers, who hold a recognised and relevant professional qualification and have recent experience in the location and category of the investment property being valued, on an annual basis or more frequently, with reference to current market conditions. Related unrealised gains and unrealised losses or changes thereof are recognised in investment income.

Cash and cash equivalents
Cash and cash equivalents are short-term highly liquid investments that are subject to insignificant changes in value and are readily convertible into known amounts of cash. Cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition.

Dated loan capital
Dated loan capital comprises subordinated bonds which are stated at the consideration received less transaction costs. Subsequently, it is measured at amortised cost using the effective interest rate method.

Dated loan capital is presented as a component of the Group’s capital base as it is in the nature of long term financing.

Employee benefits
Post retirement benefits
Contributions to defined contribution pension plans are charged as they become payable.

The amounts charged (or credited where relevant) in the income statement relating to post retirement benefits in respect of defined benefit plans are as follows:

•	the current service cost;
•	the past service costs for additional benefits granted in the current or earlier periods;
•	the interest cost for the period;
•	the impact of any curtailments or settlements during the period; and
•	the expected return on plan assets (where relevant).

The current service cost in respect of defined benefit plans comprises the present value of the additional benefits attributable to employees’ services provided during the period.

The present value of defined benefit obligations and the present values of additional benefits accruing during the period are calculated, using the accrued benefit method.

Past service costs arise where additional benefits are granted. The cost of providing additional benefits is recognised on a straight line basis over the remaining period of service until such benefits vest. The cost of providing additional benefits that vest on their introduction are recognised immediately.

The calculation of the present value of accrued benefits includes an actuarial assumption of future interest rates which is used to discount the expected ultimate cost of providing the benefits. The discount rate is determined at each balance sheet date by reference to current market yields on high quality corporate bonds identified to match the currency and estimated term of the obligations. The interest cost for the period is calculated by multiplying the discount rate determined at the start of the period by defined benefit obligations during the period.

The change in the present value of the defined benefit obligation and the changes in the fair value of plan assets resulting from any curtailments and settlements of scheme liabilities during the period are recognised in the income statement. Additionally, any previously past service costs related to these liabilities are recognised in the gains or losses on settlement and curtailment.

The expected return on plan assets is calculated using market expectations, at the beginning of the period, of the investment returns on plan assets over the entire life of the related obligations.

Actuarial gains and losses arise from changes to actuarial assumptions when revaluing future benefits and from actual experience in respect of plan liabilities and investment performance of plan assets being different from previous assumptions. Actuarial gains and losses are recognised as a component of equity.

The value recognised in the balance sheet for each individual post retirement plan, is calculated as follows:

•	the present value of defined benefit obligation of the plan at the balance sheet date;
•	minus any past service cost not yet recognised;
•	minus the fair value at the balance sheet date of the plan assets out of which the obligations are to be settled directly.
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Share based compensation
The value of the employee share options and other share based payments is calculated at fair value at the grant date using appropriate and recognised option pricing models.

Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of such awards but are taken into account by adjusting the number of equity instruments included in the ultimate measurement of the transaction amount. The value of the awards are recognised on a systematic basis over the period during which the employment services are provided.

Dividend distribution
Dividends are recognised as a liability when the dividends are approved.

First time adoption of IFRS
The Group’s financial statements for the year ended 31 December 2005 will be the first annual financial statements that comply with IFRS. These consolidated interim condensed financial statements have been prepared in accordance with accounting policies that are anticipated to be used in preparation of the annual financial statements.

The Group has applied IFRS 1, First Time Adoption of International Financial Reporting Standards, in preparing these consolidated interim condensed financial statements. The Group’s transition date is 1 January 2004 and as such an opening IFRS balance sheet has been prepared at that date. Consequently, 2004 comparative information has been restated under these new accounting standards.

In order to make the transition to IFRS easier, IFRS 1 allows some exemptions from full retrospective application of certain standards. In preparing these consolidated interim financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Group has elected to apply the following optional exemptions from full retrospective application:

Business combinations exemption
The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

Cumulative translation differences exemption
The Group has elected to set the previously accumulated cumulative translation to zero at 1 January 2004. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

Designation of financial assets and financial liabilities exemption
The Group reclassified various securities as available for sale investments with fair value movements recognised in equity.

Insurance contracts exemption
The Group has applied the transitional provisions in IFRS 4, Insurance Contracts, which leaves existing accounting policies for insurance contracts unchanged.

The Group has applied the following mandatory exceptions from retrospective application.

Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognised before 1 January 2004 are not rerecognised under IFRS.

Hedge accounting exception
Management has claimed hedge accounting from 1 January 2004 only if the hedge relationship meets all the hedge accounting criteria under IAS 39.

Estimates exception
Estimates under IFRS at 1 January 2004 are consistent with estimates made for the same date under UK GAAP.

The Group has also chosen to adopt IFRS 5, Non current Assets Held for Sale and Discontinued Operations early. The 2004 financial statements have been amended to comply with the relevant requirements.

Reconciliations between IFRS and UK GAAP
The following reconciliations provide a quantification of the effect of the transition to IFRS on both the income statement and balance sheet as at 31 December 2004.

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MANAGEMENT INCOME STATEMENT RECONCILIATION FROM UK GAAP TO IFRS

YEAR ENDING 31 DECEMBER 2004

	UK GAAP	Foreign	Investment	Other [3]	IFRS
		exchange [1]	income [2]
	£m	£m	£m	£m	£m

Net written premiums	5,206	(88)	-	(36)	5,082

Underwriting result	(231)	(27)	-	(19)	(277)
Investment result	664	-	(73)	-	591

Insurance result	433	(27)	(73)	(19)	314

Discontinued life	94	-	-	(94)	-
Total other activities	(71)	(3)	(74)	92	(56)

Operating result	456	(30)	(147)	(21)	258

Total interest, goodwill, CER	(141)	-	-	30	(111)
Short term investment fluctuations	(78)	-	78	-	-
Reorganisation costs	(126)	(2)	-	10	(118)
Discontinued life	-	-	-	104	104
Loss on disposal of subsidiaries	(110)	-	-	1	(109)

Profit before tax	1	(32)	(69)	124	24
Taxation	(110)	-	23	(27)	(114)

Loss after tax	(109)	(32)	(46)	97	(90)
Minority interests	(40)			(5)	(45)

Profit/(loss) attributable to shareholders	(149)	(32)	(46)	92	(135)

Notes:

[1]	The foreign exchange adjustment reflects the change from translating the results of foreign entities at closing rate under UK GAAP to average rate under IFRS.

[2]	Investment income adjustments represent the reclassification of investment return and the move from using the Longer Term Investment Return bases to available for sale, which takes the majority of unrealised gains/losses directly to equity.

[3]	Other adjustments include the reclassification of certain contracts as derivatives and the movement in the fair value of such contracts reflected in the income statement. It also reflects the reversal of claims equalisation charge, reversal of amortisation of goodwill and adjustments relating to employee benefits.

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BALANCE SHEET RECONCILIATION FROM UK GAAP TO IFRS AS AT 31 DECEMBER 2004

	UK GAAP	Impact	Reclassification	IFRS
	£m	£m	£m	£m
Assets
Goodwill and intangible assets	184	50	56	290
Property and equipment	186	-	264	450
Total investments	15,469	-	(1,842)	13,627
Reinsurers share of technical provisions	4,153	-	271	4,424
Total other assets	3,975	43	-	4,018
Cash and cash equivalents	359	-	1,522	1,881

Total assets	24,326	93	271	24,690

Equity, reserves and liabilities

Equity and reserves
Shareholders' funds	2,672	(351)	-	2,321
Minority interests	367	1	-	368

Total equity and reserves	3,039	(350)	-	2,689
Dated loan capital	1,051		-	1,051

Total equity, reserves and dated loan capital	4,090	(350)	-	3,740

Liabilities
Technical provisions	17,408	(367)	271	17,312
Provisions and other liabilities	2,828	810	-	3,638

Total liabilities	20,236	443	271	20,950

Total equity, reserves and liabilities	24,326	93	271	24,690

Notes:

The impact on equity primarily relates to the impact of IAS 19, Employee Benefits in respect of pensions, the reversal of the claims equalisation provision, capitalisation of software, reversal of amortisation of goodwill and certain contracts being reclassified as derivatives and marked to market.

The reclassifications comprise certain investments with a duration of less than three months reclassified to cash and cash equivalents, computer software from property and equipment to intangible assets and reclassification of Group owned property from investments to property and equipment.

The following reconciliations provide details of the impact of the transition on:

•	profit/(loss) for the period ended 31 March 2004 and the year ended 31 December 2004;
•	equity at 1 January 2004, 31 March 2004 and 31 December 2004; and
•	cashflows 31 March 2004.

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Explanations of the adjustments are also set out below.

PROFIT/(LOSS) FOR PERIOD ENDED 31 MARCH 2004 AND THE YEAR ENDED 31 DECEMBER 2004

	Note	Period ended	Year ended
		31 March	31 December
		2004	2004
		£m	£m

Profit/(loss) for the period as reported under UK GAAP		66	(109)

Adjusted for:
Discontinued life	A	-	10
Insurance contracts reclassified to financial instruments	B	2	42
Investment return	C	(54)	(69)
Equalisation provisions	D	12	37
Internal software costs capitalised	E	6	21
Foreign exchange	F	1	(32)
Reversal of amortisation of goodwill	G	3	11
Dated loan capital	H	9	3
Deferred tax	I	3	(4)
Other		(4)	-

Profit/(loss) for the period as reported under IFRS		44	(90)

EQUITY AT 1 JANUARY 2004, 31 MARCH 2004 AND 31 DECEMBER 2004

	Note	1 January	31 March	31 December
		2004	2004	2004
		£m	£m	£m

Total equity and reserves as reported under UK GAAP		3,332	3,326	3,039

Adjusted for:
Discontinued life	A	9	10	-
Insurance contracts reclassified to financial instruments	B	(147)	(138)	(93)
Equalisation provisions	D	319	328	356
Internal software costs capitalised	E	18	24	39
Reversal of amortisation of goodwill	G	-	3	11
Deferred tax	I	34	35	31
Pensions	J	(681)	(687)	(759)
Dividends	K	83	83	86
Other	L	4	(5)	(21)

Total equity and reserves as reported under IFRS		2,971	2,979	2,689

Explanations

A.	Discontinued life
Adjustments relating to discontinued life operations primarily relate to contracts reclassified to investments, valuation differences taken to funds for future appropriations and mid to bid adjustments. This caused an increase in the life profit of £10m for the year ended 31 December 2004. The impact on equity was to increase shareholder funds by £9m at date of transition (1 January 2004) and £10m at 31 March 2004. There was no adjustment at 31 December 2004 as the life operations were disposed of during the year. All other adjustment below relate to continuing business.

B.	Insurance contracts reclassified to financial instruments
Under IFRS, insurance contracts that do not contain an element of insurance risk are either classified as investment contracts if considered as such or as derivatives. Derivative contracts are marked to market on the balance sheet with the movement in the fair value taken through the income statement. At 31 December 2004 the impact of reclassifying certain contracts previously classified as insurance contracts was to increase pre tax profit for the year by £42m and decrease equity and reserves by £93m pre tax.
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C.	Investment return
Under UK GAAP, investment income comprises dividend income from equities, income on bonds based on accrued interest, rental income on properties, interest accrued on deposits and realised and unrealised gains and losses on investments.

Under IFRS investment return comprises dividend income for equities, income from bonds, rental income and unrealised gains from properties, realised gains and losses and impairment charges. Income on bonds is based on the effective interest rate method whereby any discount or premium is amortised over the life of the security. Unrealised movements, other than those relating to investment property, are taken directly to equity. Under IFRS, available for sale securities are tested for impairment and impairment losses are recognised in the income statement. The impact of the change in treatment of the investment return was to decrease the pre tax profit for the year by £69m.

D.	Equalisation provisions
Under UK GAAP, equalisation provisions are established for future catastrophe and other unusual losses. Under IFRS, such losses are not provided for until incurred. The adjustment reflects the reversal of the equalisation provisions which at 31 December 2004 amounted to £356m.

E.	Internal software costs capitalised
Under UK GAAP, the costs of software development are predominantly expensed as incurred. Under IFRS, these costs are capitalised and amortised over the useful life of the software, normally being three years. The impact is an increase of £21m in the pre tax profit for the period to 31 December 2004 and a pre tax increase of £39m in the equity and reserves at 31 December 2004.

F.	Foreign exchange Under UK GAAP income and expenses of foreign entities are translated using the closing exchange rate. Under IFRS, income and expenses are translated at the average rate of exchange.

On debt securities and other interest bearing available for sale investments, the changes in fair value due to foreign exchange movements are recognised in the Income statement. The impact of this adjustment is to decrease the pre tax profit for the year ended 31 December 2004 by £32m.

G.	Reversal of amortisation of goodwill Amortisation of goodwill is not permitted under IFRS. This adjustment of £11m represents the reversal of goodwill under UK GAAP during the year to December 2004.

H.	Dated loan capital
Under UK GAAP, the financial statements reflect an accrual or prepayment for the interest accrued on derivatives on dated loan capital. Under IFRS, this accrual or prepayment is reversed and the fair value of the derivative contracts is reflected in the financial statements. A 31 December 2004 the impact was an increase in pre tax profit for the year of £3m.

I.	Deferred tax
Deferred tax is recognised under UK GAAP on timing differences, whereas under IFRS deferred tax is recognised on temporary differences. Further, under UK GAAP, deferred tax balances are discounted whereas under IFRS, no allowance is made for the time value of money in calculating for the deferred tax provisions. The adjustments relate to both the change in basis in the calculation of deferred tax and the deferred tax impact of other IFRS adjustments made that affect profit/(loss) for the period. The impact of changes to deferred tax is to decrease profit for the year ended 31 December 2004 by £4m and to increase equity and reserves by £31m at that date.

J.	Pensions
Under UK GAAP the cost of providing pension benefits is accounted for over the employees’ working lives on a systematic basis as advised by qualified actuaries. Under IFRS the income statement charge comprises the current service cost, post service cost, interest cost, the impact of any curtailment or settlements in the period and the expected return on plan assets. There was no material impact on profit for the year ended 31 December 2004.

Under UK GAAP the accrual or prepayment included on the balance sheet represents the difference between the expenses charged in the income statement and the cash paid into the scheme. Under IFRS, the full pension asset or deficit is carried on the balance sheet. The impact of this adjustment at 31 December 2004 is a pre tax decrease in equity and reserves of £759m.

K.	Dividends
Under UK GAAP, all dividends relating to an accounting period that are proposed up to the date of the approval of the financial statements by the Board of Directors are accrued in that accounting period. Under IFRS, only dividends approved during the year are accrued. The adjustment reflects the impact of reversing the proposed dividends, which at 31 December 2004 was £86m.

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L.	Other Other include the impact of adjustments relating to determination of the fair valuation of an asset using bid price (mid market price under UK GAAP) and other miscellaneous adjustments.

CASHFLOW RECONCILIATION FOR PERIOD ENDED 31 MARCH 2004

The Group’s consolidated cashflow statements are presented in accordance with IAS 7, Cashflow statements. The statements present substantially the same information as that required under UK GAAP as required by UK financial Reporting Standard No.1, as revised, with the exception that the UK GAAP cashflow excludes the cashflows of the Group’s life insurance funds. Under IFRS these cashflows are required to be presented. These are presented as discontinued activities.

Under UK GAAP, the Group’s cash comprises cash in bank. Under IFRS, cash and cash equivalents include cash and short term investments with original maturities of three months or less. In addition, under UK GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. IFRS requires the classification of cashflows as resulting from operating, investing and financing activities. Cashflows from capital expenditure and financial investment, acquisitions and disposals, shown separately under UK GAAP, are included as part of the investing activities under IFRS. The payment of dividends to shareholders is included as a financing activity under IFRS.

CHANGES IN SHAREHOLDERS’ EQUITY FOR THREE MONTHS TO 31 MARCH

	2005			2004
	Total	Minority	Total	Total	Minority	Total
	shareholders'	interests	equity and	shareholders'	interests	equity and
	funds		reserves	funds		reserves
	£m	£m	£m	£m	£m	£m

Balance at 1 January	2,321	368	2,689	2,616	355	2,971

Profit for the period	105	17	122	27	17	44
Exchange losses	(11)	(8)	(19)	(56)	(10)	(66)
Fair value gains/(losses) net of tax	(47)	(7)	(54)	53	(17)	36
Pension fund actuarial gains	41	-	41	(6)	-	(6)
Share options	2	-	2	-	-	-

Balance at 31 March	2,411	370	2,781	2,634	345	2,979

EARNINGS PER SHARE

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the adjusted weighted average of 2,896,935,008 shares in issue during the period (excluding those held in ESOP trusts). The number of shares in issue at 31 March 2005 was 2,912,377,062.

RESULTS FOR 2004

The results for the year ended 31 December 2004 and the balance sheet at that date, which have been included as comparatives in the three months results, are not statutory accounts. The statutory Group financial statements for the year to 31 December 2004 of Royal & Sun Alliance Insurance Group plc will be delivered to the Registrar of Companies following the Annual General Meeting to be held on 27 May 2005. The independent auditors’ report on the Group financial statements for the year ended 31 December 2004 is unqualified and does not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The independent auditors’ report draws attention to the presentation of equalisation reserves in the Group financial statements by way of emphasis, without qualifying the report. The accounting treatment of these items in the Group’s financial statements is in accordance with the requirements of Schedule 9A to the Companies Act 1985.

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